Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

November 1, 2017

Angela Mokodean, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (the “Registrant)

File Nos. 333-157876 and 811-22110

Dear Ms. Mokodean:

This letter responds to comments relating to the Registrant’s Post-Effective Amendment No. 117 (“PEA No. 118”) filed on July 31, 2017 for the purpose of registering shares of the AdvisorShares Vice ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 117. Please note that Registrant requests confidential treatment of Appendix B to this letter.

Prospectus

1.	Comment. Please confirm whether you are relying on the May 28, 2010 exemptive order relating to actively managed ETFs. If so, the relief indicates that the prospectus and summary prospectus cover pages will include a paragraph indicating that shares will be listed on the listing market and will not be individually redeemable (see application filed on May 14, 2010).

Response. Registrant confirms that it is relying on the May 28, 2010 exemptive order relating to actively managed ETFs. Registrant respectfully directs the staff’s attention to footnote 6 of the application filed on May 14, 2010, which states that “[a]ll representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).”

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

November 1, 2017

2.	Comment. With respect to footnote (b) of the fee table, disclosure on p. 9 indicates that the adviser can recoup previously waived fees and/or reimbursed expenses. Please explain the terms of recoupment and confirm that recoupment is limited to three years from the date of the waiver/reimbursement.

Response. Registrant so confirms and represents that it will disclose the terms of recoupment in the footnote.

3.	Comment. Principal Investment Strategies, p. 2 — In the first sentence, the disclosure refers to “…companies associated with…”. What does “associated with” mean? Please disclose an objective and quantifiable standard.

Response. Please see Appendix A for revised disclosure.

4.	Comment. With respect to the next sentence, please explain whether the Fund will invest in other types of securities in connection with its principal investment strategies and, if so, add appropriate disclosure.

Response. Registrant represents that the Fund will not invest in other types of securities in connection with its principal investment strategies.

5.	Comment. In the 2nd paragraph, 2nd sentence, the disclosure refers to “…companies that may have current or future revenues from cannabis-related business”. Please explain whether there is any form of threshold or standard for the amount of current or anticipated revenue from cannabis-related business that must be met for the Fund to invest in the company (for example, for alcohol and tobacco it is stated that revenue will be “significant”).

Response. Registrant represents that there is no threshold or standard for the amount of current or anticipated revenue from cannabis-related business that must be met for the Fund to invest in the company.

6.	Comment. Please explain and disclose whether the Fund’s investments will be limited to companies engaged in cannabis-related business that is permitted by applicable national and local laws. To the extent the Fund invests in companies that engage in illegal business under applicable law, please disclose supplementally whether the adviser has considered the implications with respect to its fiduciary duty of making such recommendations to investment companies.

Response. Registrant represents that the Fund’s investments will be limited to companies engaged in cannabis-related business that is permitted by applicable national and local laws. Please see Appendix A for revised disclosure.

7.	Comment. Please provide more information regarding how the Fund defines cannabis-related business and the types of companies that will be involved in this category (for example, companies that engage in medical research or produce drug products, manufacturers of hemp products, agricultural companies, etc).

Response. Please see Appendix A for revised disclosure.

November 1, 2017

8.	Comment. Please supplementally provide a list of the initial constituents of the Fund’s portfolio.

Response. Attached as Appendix B is a potential list of the initial constituents of the Fund’s portfolio. Registrant represents that the list of initial constituents of the Fund’s portfolio will not be finalized until the commencement of operations. Please note that Registrant requests confidential treatment of Appendix B.

9.	Comment. Principal Risks, p. 2 — With respect to ADR risk, please supplementally explain whether the Fund intends to focus on ADRs from particular countries or regions. If so, please consider whether there are risks particular to those countries or regions that merit disclosure.

Response. Registrant represents that the Fund does not intend to focus on ADRs from particular countries or regions.

10.	Comment. With respect to cannabis-related risk, if there are differences, please add an explanation as to the differences between the terms “cannabis” and “marijuana” as they are used in the prospectus.

Response. Registrant represents that there are no differences between the two terms as they are used in the prospectus.

11.	Comment. With respect to the regulation of marijuana risks, please consider whether cannabis-related companies have increased tax risk and whether that risk has an impact on the Fund’s investments.

Response. After consideration, Registrant represents that it does not know of any increased tax risk for cannabis-related companies.

12.	Comment. With respect to U.S. regulation of marijuana risk, please consider adding an explanation regarding the Rohrabacher-Farr amendment similar to the one included in the Item 9 risk disclosure.

Response. Registrant represents that it will add an explanation regarding the Rohrabacher-Farr amendment.

13.	Comment. Please also consider the appropriateness of the overturn language given that, to remain effective, the provision must be renewed by Congress each fiscal year in connection with the federal budget.

Response. Registrant represents that it will revise the disclosure as appropriate. Please see Appendix A for revised disclosure.

November 1, 2017

14.	Comment. With respect to the next sentence regarding DOJ action, the language seems to suggest that cannabis-related companies currently have full access to banking services. Please consider whether that is the case or if there are current issues with respect to cannabis-related companies’ access to banking services that should be more clearly disclosed.

Response. Registrant represents that it will revise the disclosure as appropriate. Please see Appendix A for revised disclosure.

15.	Comment. With respect to the last sentence noting that marijuana is a Schedule I controlled substance, please revise the disclosure to make clear that drug products containing cannabis or cannabis extracts may never be able to be legally produced and sold in the U.S.

Response. Registrant represents that it will revise the disclosure as requested. Please see Appendix A for revised disclosure.

16.	Comment. With respect to non-U.S. regulation of marijuana risk, please disclose that the Fund will only invest in non-U.S. cannabis-related companies if such companies are operating legally in the relevant jurisdiction. Also, please supplementally describe the procedures in place to monitor the regulatory conditions in foreign markets.

Response. Registrant represents that it will add the requested disclosure. Registrant further represents that, to the limited extent that the Fund invests in foreign companies engaged in cannabis-related business, its investment adviser first will conduct fundamental research on each potential company, including the regulatory requirements affecting the company in its jurisdiction, and will engage in ongoing monitoring of the company in all respects.

17.	Comment. Please consider whether the litigation risks referenced under food, beverage and tobacco risk are also risks associated with cannabis-related companies, as well as, potentially, any of the other risks listed in that paragraph.

Response. Registrant represents that it will add disclosure as it deems appropriate.

18.	Comment. With respect to trading risk, please clarify in plain English that investors may pay significantly more or receive significantly less than the underlying value of the Fund’s shares that are sold if the market price deviates significantly from NAV.

Response. Registrant represents that it will clarify the disclosure as requested. Please see Appendix A for revised disclosure.

19.	Comment. Purchase and Sale of Fund Shares, p. 5 — The May 14, 2010 exemptive application indicates that the prospectus for an actively managed ETF will state that, while creation units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of shares to redeem them in a creation unit.

Response. Registrant respectfully directs the staff’s attention to footnote 6 of the application filed on May 14, 2010, which states that “[a]ll representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).”

November 1, 2017

20.	Comment. More Information About the Fund’s Principal Investment Strategies, p. 6 — Please confirm that the Fund will not change its 80% investment policy without providing shareholders 60 days prior written notice.

Response. Registrant confirms that, as disclosed in the SAI as a non-fundamental investment policy, the Fund will not change its Rule 35d-1 80% investment policy without providing shareholders 60 days prior written notice.

21.	Comment. In the Item 9 disclosure regarding U.S. regulation of marijuana risk, please add an explanation as to what it means to be a Schedule I controlled substance.

Response. Registrant represents that it will add the requested disclosure. Please see Appendix A for revised disclosure.

22.	Comment. With respect to the 3rd and 4th sentences from the end of that paragraph, please disclose that even if a drug product containing cannabis or cannabis extracts were to receive the required government approvals for use in commercial production, the drug products may be subject to significant government regulation regarding manufacture, importation, exportation, domestic distribution, storage, sale, and legitimate use.

Response. Registrant represents that it will add the requested disclosure. Please see Appendix A for revised disclosure.

23.	Comment. With respect to the Item 9 disclosure regarding market risk, please consider moving or adding the last sentence to the corresponding summary risk disclosure.

Response. Registrant represents that it will add the sentence to the corresponding summary risk disclosure.

24.	Comment. Other Investment Practices and Strategies, p. 9 — Should the last sentence of the first paragraph also apply to the ETF investment referenced in the first sentence of the paragraph?

Response. Registrant represents that it will revise the last sentence to also apply to ETF investment.

25.	Comment. With respect to the last sentence of the last paragraph on p. 9 regarding the expense limitation, please confirm and disclose that the Fund may only make repayments to the adviser if such repayments do not cause the Fund’s expense ratio to exceed the lesser of (i) the expense cap in place at the time of the waiver and/or reimbursement and (ii) the Fund’s current expense cap.

Response. Registrant so confirms and represents that it will clarify the language as requested.

November 1, 2017

26.	Comment. Portfolio Managers, p. 10 — Please provide a brief description of each portfolio manager’s role including a brief description of any limitations on each person’s role and the relationship of the roles of the portfolio managers.

Response. Registrant represents that it will add the requested disclosure.

27.	Comment. Shareholder Information, p. 11 — The May 14, 2010 exemptive application has the express condition that each fund’s prospectus will clearly disclose that the Fund’s shares are issued by a registered investment company and that the acquisition of its shares by other investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) is subject to the restrictions of Section 12(d)(1).

Response. Registrant respectfully directs the staff’s attention to footnote 6 of the application filed on May 14, 2010, which states that “[a]ll representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).”

28.	Comment. Share Trading Prices, p. 11 — Please note that this discussion should specifically address, among other things, (1) what the calculation includes and does not include (for example, operating fees or other accruals) and (2) what types of values are used for the underlying holdings. Please also disclose whether the calculation of the approximate value may use stale values under certain circumstances or if there are other elements that might adversely affect its use as an indicator of the current market value of the ETF’s shares.

Response. Registrant represents that it will add the requested disclosure.

Statement of Additional Information

29.	Comment. With respect to disclosure on p. 4 regarding investment in foreign equity securities, please supplementally explain whether the Fund may invest in ADRs of foreign issuers in emerging market countries as part of its principal investment strategies. If so, please provide disclosure in the prospectus regarding this fact and the risks associated with emerging market issuers.

Response. Registrant represents that the Fund will not invest in ADRs of foreign issuers in emerging market countries as part of its principal investment strategies.

November 1, 2017

30.	Comment. With respect to disclosure on p. 6 regarding investment in other investment companies, please supplementally confirm that the Fund will not invest in other investment companies as part of its principal investment strategies and that the Fund does not expect to have AFFE greater than 0.01% of average net assets.

Response. Registrant so confirms.

31.	Comment. With respect to the second to last sentence of the disclosure on p. 9 regarding reverse repurchase agreements, please confirm that the “other portfolio securities” in the segregated asset account will be liquid.

Response. Registrant so confirms.

32.	Comment. With respect to fundamental policy 8 regarding concentration on p. 13, please revise “net assets” to “total assets” as the base to measure concentration.

Response. Registrant represents that it will make the requested revision.

33.	Comment. With respect to the parenthetical at the end of the concentration policy, to the extent the Fund has timely access to portfolio information of the investment companies in which it invests, please confirm that it will take that information into account when complying with its concentration policy.

Response. Registrant so confirms.

34.	Comment. With respect to the non-fundamental policy regarding illiquid securities, please supplementally confirm that the Board will not change this policy to be less restrictive absent a change in SEC guidance on this topic.

Response. Registrant so confirms.

35.	Comment. With respect to the board compensation table on p. 22, please specify the number of other investment companies in the fund complex from which the trustee received compensation.

Response. Registrant represents that it will clarify that it is the only registered investment company in the fund complex.

36.	Comment. With respect to the second paragraph under Control Persons and Principal Holders of Securities on p. 23, please explain whether the Fund will have knowledge of such ownership of its shares by officers, employees, accounts or affiliates of the adviser, where those parties are not DTC participants. If so, please explain why information regarding their ownership would not be provided here.

Response. Registrant represents that if the Fund has knowledge of such ownership, it will disclose the information as required by Form N-1A. Registrant represents that it will delete the paragraph so as to avoid confusion.

November 1, 2017

37.	Comment. With respect to the last paragraph on p. 27 regarding the Raymond James program, please explain supplementally whether and, if so, how this additional expense is reflected in the fee table. Please also explain whether the Fund considers these payments to be subject to Rule 12b-1. If no, please provide your analysis.

Response. Registrant represents that the Fund’s portion of the payment will be reflected in the fee table as part of the “Other Expenses” line item. Registrant further represents that it does not consider the Fund’s portion of the payment to be subject to Rule 12b-1. Registrant’s Board of Trustees considered the value of certain program services to existing shareholders (for example, providing information that permits better educational opportunities for shareholders) and determined that payment by the Fund for this type of shareholder service is reasonable.

38.	Comment. With respect to the first paragraph of Fund Deposit on p. 29, please consider providing more information regarding when the cash component for a creation unit is calculated.

Response. Registrant represents that it has reviewed the relevant disclosure and respectfully declines to make any changes in response to the comment.

39.	Comment. In the disclosure regarding creation of creation units beginning on p. 29, the capitalized term “Cash Purchase Amount” is used. Please define the term at first use.

Response. Registrant represents that the term “Cash Purchase Amount” does not apply to the Fund and will be deleted.

40.	Comment. In the tax disclosure, there is reference to complex securities and REMICs, which are not otherwise discussed in the registration statement. Please reconcile the disclosure.

Response. Registrant represents that the tax disclosure will be reviewed and revised as deemed appropriate.

****

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

APPENDIX A

Item 4 Disclosure (new/revised disclosure is underlined)

PRINCIPAL INVESTMENT STRATEGIES

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies associated with cannabis, tobacco, and alcoholic beverages. Such companies will, in the opinion of the Advisor, derive, or have the potential to derive, revenue from alcoholic beverages, tobacco, or cannabis-related business as further described below.

The Fund will invest primarily in U.S. exchange listed equity securities, including common and preferred stock and American Depositary Receipts (“ADRs”). ADRs are securities traded on a local stock exchange that represent interests in securities issued by a foreign publicly listed company. The investment strategy typically identifies a wide variety of large- and mid-capitalization stocks, as well as numerous small- and micro-cap stocks.

The Fund will concentrate at least 25% of its investments in the food, beverage & tobacco industry within the consumer staples sector. In addition to its investment in stocks of companies that derive a significant portion of their revenues from alcoholic beverages and tobacco, the Fund also will seek to invest in equity securities of companies that may have current or future revenues from cannabis-related business. Cannabis stocks may be categorized among a wide variety of industries including agriculture, biotechnology, pharmaceutical, real estate, retail, and finance. The types of companies that may engage in cannabis-related business include companies that conduct medical research, produce drug products, manufacture hemp products, or engage in agricultural activities, real estate activities, or financial services activities. The Advisor believes that continued legislative changes and social acceptance of cannabis in its various formats could lead to significant growth in cannabis-related public corporations. Companies involved in cannabis-related business could also benefit from significant merger and acquisition activity as the cannabis market matures. The Fund will only invest in companies that engage in cannabis-related business that is permitted by national and local laws.

The Advisor may use a variety of methods for security selection and will seek to focus on firms that are fundamentally sound and have shown consistency in their financial results and earnings quality. As the Fund primarily focuses on certain industries, the Advisor intends to select companies with strong operating histories and dominant positions in their respective markets. The Advisor will utilize numerous outside analyst ratings and stock selection rating tools. In addition, the Advisor may invest the Fund’s assets in lesser-known companies that the Advisor believes have a unique opportunity for growth. At times, the Advisor may aim to buy certain out-of-favor stocks believed to be at prices below their intrinsic value, as measured by the Advisor or outside analysts. The Fund may sell a security when the Advisor believes that the security is overvalued or better investment opportunities are available, or to limit position size within the Fund’s portfolio.

PRINCIPAL RISKS OF INVESTING IN THE FUND

The Fund is subject to a number of risks, as described below, that may affect the value of its shares, including the possible loss of money. As with any fund, there is no guarantee that the Fund will achieve its investment objective.

American Depositary Receipt Risk. ADRs have the same currency and economic risks as the underlying non-U.S. shares they represent. They are affected by the risks associated with non-U.S. securities, such as changes in political or economic conditions of other countries, changes in the exchange rates of, or exchange control regulations associated with, foreign currencies, and differing accounting, auditing, financial reporting and legal standards and practices. In addition, investments in ADRs may be less liquid than the underlying securities in their primary trading market.

A-1

Cannabis-Related Company Risk.  Cannabis-related companies are subject to various laws and regulations that may differ at the state/local and federal level.  These laws and regulations may significantly affect a cannabis-related company’s ability to secure financing, impact the market for marijuana industry sales and services, and set limitations on marijuana use, production, transportation, and storage. In addition to regulatory action, litigation initiated by private citizens or companies could have a negative impact on the financial and/or operational status of cannabis-related companies. Cannabis-related companies may also be required to secure permits and authorizations from government agencies to cultivate or research marijuana.  In addition, cannabis-related companies are subject to the risks associated with the agricultural, biotechnology, and pharmaceutical industries.

U.S. Regulation of Marijuana. Although the medical use of marijuana is legal in more than half of the states as well as the District of Columbia and non-medical use of marijuana is legal in eight states and the District of Columbia, the possession and use of marijuana remains illegal under U.S. federal law.  In addition, pronouncements from the current Administration suggest the Department of Justice (“DOJ”) may push back against states where marijuana use and possession is legal, step up the enforcement of federal marijuana laws and the prosecution of nonviolent federal drug crimes and, in the event the Rohrabacher-Farr amendment is not renewed by Congress, begin using federal funds to prevent states from implementing laws that authorize medical marijuana use, possession, distribution, and cultivation. Such actions by the DOJ could produce a chilling effect on the industry’s growth and discourage banks from expanding their services to cannabis-related companies where such services are currently limited. This conflict between the regulation of marijuana under federal and state law creates volatility and risk for all cannabis-related companies.  In particular, the stepped up enforcement of marijuana laws by the federal government would adversely affect the value of the Fund’s U.S. investments. Because marijuana is a Schedule I controlled substance, no drug product containing cannabis or cannabis extracts has been approved for use by the Food and Drug Administration (“FDA”) or obtained registrations for commercial production from the Drug Enforcement Administration (“DEA”), and there is no guarantee that such products will ever be legally produced or sold in the U.S. Cannabis-related companies in the U.S. that engage in medical or pharmaceutical research or the production and distribution of controlled substances such as marijuana must be registered with the DEA to perform such activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. With respect to cannabis-related companies and vendors servicing such companies, the Fund will not invest in companies that grow, sell, distribute, transport, or handle cannabis unless they are registered with the DEA or otherwise in compliance with U.S. federal regulations, thus allowing them to legally handle the product, nor will the Fund invest in vendors principally established and operating to provide products and services to cannabis-related companies.

Non-U.S. Regulation of Marijuana. Laws and regulations related to the possession, use (medical or recreational), sale, transport and cultivation of marijuana vary throughout the world, and the Fund will only invest in non-U.S. cannabis-related companies if such companies are operating legally in the relevant jurisdiction. These laws and regulations are subject to change and may have a significant impact on the operations of a cannabis-related company.  Such operations may be legal under current law, but may be illegal in the future if the applicable law changes to prohibit marijuana-related activities vital to the company’s business.

Consumer Staples Sector Risk: Consumer staples companies are subject to government regulation affecting their products which may negatively impact such companies' performance. Also, the success of food, beverage, household and personal product companies may be strongly affected by consumer interest, marketing campaigns and other factors affecting supply and demand, including performance of the overall domestic and global economy, interest rates, competition and consumer confidence and spending.

Food, Beverage & Tobacco Industry Risk: Companies in the food, beverage and tobacco industry are very competitive and subject to a number of risks. Demographic and product trends, changing consumer preferences, nutritional and health-related concerns, competitive pricing, marketing campaigns, environmental factors, adverse changes in general economic conditions, government regulation, food inspection and processing control, consumer boycotts, risks of product tampering, product liability claims, and the availability and expense of liability insurance can affect the demand for, and success of, such companies’ products in the marketplace. Such companies also face risks associated with changing market prices as a result of, among other things, changes in government support and trading policies and agricultural conditions influencing the growth and harvest seasons. Tobacco companies in particular may be adversely affected by the adoption of proposed legislation and/or by litigation.

A-2

Equity Risk. The prices of equity securities rise and fall daily. These price movements may result from factors affecting individual issuers, industries or the stock market as a whole. In addition, equity markets tend to move in cycles which may cause stock prices to fall over short or extended periods of time.

ETF Liquidity Risk. In stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. This adverse effect on liquidity for the ETF’s shares in turn can lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Growth Investing Risk.  Growth stocks can be volatile for several reasons. Since those companies usually invest a high portion of earnings in their businesses, they may lack the dividends of value stocks that can cushion stock prices in a falling market. The prices of growth stocks are based largely on projections of the issuer’s future earnings and revenues. If a company’s earnings or revenues fall short of expectations, its stock price may fall dramatically.

Large-Capitalization Risk. Large-cap securities tend to go in and out of favor based on market and economic conditions. During a period when the demand for large-cap securities is less than for other types of investments — small-cap securities, for instance — the Fund’s performance could be reduced.

Management Risk. The Advisor continuously evaluates the Fund’s holdings, purchases and sales with a view to achieving the Fund’s investment objective. However, the achievement of the stated investment objective cannot be guaranteed. The Advisor’s judgments about the markets, the economy, or companies may not anticipate actual market movements, economic conditions or company performance, and these judgments may affect the return on your investment.

Market Risk. Due to market conditions, the Fund’s value of the Fund’s investments may fluctuate significantly from day to day. Price fluctuations may be temporary or may last for extended periods. This volatility may cause the value of your investment in the Fund to decrease. Because of its link to the markets, an investment in the Fund may be more suitable for long-term investors who can bear the risk of short-term principal fluctuations, which at times may be significant.

Mid-Capitalization Risk. Mid-cap companies may be more volatile and more likely than large-cap companies to have limited product lines, markets, or financial resources, and to depend on a few key employees. Returns on investments in stocks of mid-cap companies could trail the returns on investments in stocks of large-cap companies or the equity market as a whole.

Small-Capitalization Risk. Security prices of small-cap companies may be more volatile than those of larger companies and, therefore, the Fund’s share price may be more volatile than those of funds that invest a larger percentage of their assets in securities issued by larger-cap companies. These risks are even greater for micro-cap companies.

Trading Risk. Shares of the Fund may trade above or below their net asset value (“NAV”). The trading price of the Fund’s shares may deviate significantly from their NAV during periods of market volatility and, in such instances, you may pay significantly more or receive significantly less than the underlying value of the Fund’s shares. There can be no assurance that an active trading market for the Fund’s shares will develop or be maintained. In addition, trading in shares of the Fund may be halted because of market conditions or for reasons that, in the view of the NYSE Arca, Inc. (the “Exchange”), make trading in shares inadvisable.

Value Investing Risk. Because the Fund may utilize a value style of investing, the Fund could suffer losses or produce poor results relative to other funds, even in a rising market, if the Advisor’s assessment of a company’s value or prospects for exceeding earnings expectations or market conditions is wrong.

A-3

Item 9 Disclosure (new/revised disclosure is underlined)

MORE INFORMATION ABOUT THE PRINCIPAL RISKS OF INVESTING IN THE FUND

The Fund is subject to a number of risks that may affect the value of its shares. This section provides additional information about the Fund’s principal risks. The degree to which the risks described below apply to the Fund varies according to its investment allocation. Each investor should review the complete description of the principal risks before investing in the Fund. As with investing in other securities whose prices increase and decrease in market value, you may lose money by investing in the Fund.

American Depositary Receipt Risk.  Depositary receipts have the same currency and economic risks as the underlying shares they represent. They are affected by the risks associated with the underlying non-U.S. securities, such as changes in political or economic conditions of other countries, changes in the exchange rates of, or exchange control regulations associated with, foreign currencies, and differing accounting, auditing, financial reporting and legal standards and practices. The value of depositary receipts will rise and fall in response to the activities of the non-U.S. entity that issued the securities represented by the depositary receipts, regulatory actions undertaken by a foreign government, and general market and/or economic conditions. Also, if there is a rise in demand for the underlying security and it becomes less available to the market, the price of the depositary receipt may rise, causing the Fund to pay a premium in order to obtain the desired depositary receipt. Conversely, changes in foreign market conditions or access to the underlying securities could result in a decline in the value of the depositary receipt.

Cannabis-Related Company Risk. Cannabis-related companies are subject to various laws and regulations that may differ at the state/local and federal level. These laws and regulations may (i) significantly affect a cannabis-related company’s ability to secure financing, (ii) impact the market for marijuana industry sales and services, and (iii) set limitations on marijuana use, production, transportation, and storage. Cannabis-related companies may also be required to secure permits and authorizations from government agencies to cultivate or research marijuana. In addition, cannabis-related companies are subject to the risks associated with the greater agricultural industry, including changes to or trends that affect commodity prices, labor costs, weather conditions, and laws and regulations related to environmental protection, health and safety. Cannabis-related companies may also be subject to risks associated with the biotechnology and pharmaceutical industries. These risks include increased government regulation, the use and enforcement of intellectual property rights and patents, technological change and obsolescence, product liability lawsuits, and the risk that research and development may not necessarily lead to commercially successful products.

U.S. Regulation of Marijuana. Although the medical use of marijuana is legal in more than half of the states as well as the District of Columbia and non-medical use of marijuana is legal in eight states and the District of Columbia, the possession and use of marijuana remains illegal under U.S. federal law. In addition, pronouncements from the current Administration suggest the DOJ may push back against states where marijuana use and possession is legal and step up the enforcement of federal marijuana laws and the prosecution of nonviolent federal drug crimes. Congress may fail to renew the Rohrabacher-Farr amendment, which currently prohibits the DOJ from using federal funds to prevent states from implementing laws that authorize medical marijuana use, possession, distribution, and cultivation. Such actions could produce a chilling effect on the industry’s growth and discourage banks from expanding their services to cannabis-related companies. This conflict between the regulation of marijuana under federal and state law creates volatility and risk for all cannabis-related companies. In particular, the stepped up enforcement of marijuana laws by the federal government would adversely affect the value of the Fund’s U.S. investments. Because marijuana is currently classified as a Schedule I controlled substance, no drug product containing cannabis or cannabis extracts has been approved for use by the FDA or obtained registrations for commercial production from the DEA. A Schedule I controlled substance is defined as a drug with no currently accepted medical use and a high potential for abuse. There is no guarantee that such products will ever be legally produced or sold in the U.S. and, even if a drug product containing cannabis or cannabis extracts were to receive the required government approvals for use in commercial production, the drug product may be subject to significant government regulation regarding manufacture, importation, exportation, domestic distribution, storage, sale, and legitimate use. Cannabis-related companies in the U.S. that engage in medical or pharmaceutical research or the production and distribution of controlled substances such as marijuana must be registered with the DEA to perform such activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. With respect to cannabis-related companies and vendors servicing such companies, the Fund will not invest in companies that grow, sell, distribute, transport, or handle cannabis unless they are registered with the DEA or otherwise in compliance with U.S. federal regulations, thus allowing them to legally handle the product, nor will the Fund invest in vendors principally established and operating to provide products and services to cannabis-related companies. Compliance failures related to these regulatory requirements may substantially harm a cannabis-related company’s ability to conduct marijuana research.

A-4

Non-U.S. Regulation of Marijuana. Laws and regulations related to the possession, use (medical or recreational), sale, transport and cultivation of marijuana vary throughout the world, and the Fund will only invest in non-U.S. cannabis-related companies if such companies are operating legally in the relevant jurisdiction. These laws and regulations are subject to change and may have a significant impact on the operations of a cannabis-related company. Such operations may be legal under current law, but may be illegal in the future if the applicable law changes to prohibit marijuana-related activities vital to the company’s business.

Consumer Staples Sector Risk.  Consumer staples companies are subject to government regulation affecting their products which may negatively impact such companies' performance. Also, the success of food, beverage, household and personal product companies may be strongly affected by consumer interest, marketing campaigns and other factors affecting supply and demand, including performance of the overall domestic and global economy, interest rates, competition and consumer confidence and spending.

Food, Beverage & Tobacco Industry Risk: Companies in the food, beverage and tobacco industry are very competitive and subject to a number of risks. Demographic and product trends, changing consumer preferences, nutritional and health-related concerns, competitive pricing, marketing campaigns, environmental factors, adverse changes in general economic conditions, government regulation, food inspection and processing control, consumer boycotts, risks of product tampering, product liability claims, and the availability and expense of liability insurance can affect the demand for, and success of, such companies’ products in the marketplace. Such companies also face risks associated with changing market prices as a result of, among other things, changes in government support and trading policies and agricultural conditions influencing the growth and harvest seasons. Tobacco companies in particular may be adversely affected by the adoption of proposed legislation and/or by litigation.

Equity Risk. The prices of equity securities in which the Fund invests rise and fall daily. These price movements may result from factors affecting individual companies, industries or the securities market as a whole. Individual companies may report poor results or be negatively affected by the industry and/or economic trends and developments. The prices of securities issued by such companies may decline in response. In addition, the equity market tends to move in cycles which may cause stock prices to fall over short or extended periods of time.

ETF Liquidity Risk. In stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. This adverse effect on liquidity for the ETF’s shares in turn can lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Growth Investing Risk.  Growth stocks can be volatile for several reasons. Since those companies usually invest a high portion of earnings in their businesses, they may lack the dividends of value stocks that can cushion stock prices in a falling market. The prices of growth stocks are based largely on projections of the issuer’s future earnings and revenues. If a company’s earnings or revenues fall short of expectations, its stock price may fall dramatically. Growth stocks may be more expensive relative to their earnings or assets compared to value or other stocks.

Large-Capitalization Risk. The large-cap segment of the market may underperform other segments of the equity market or the equity market as a whole. The underperformance of large-cap securities may cause a Fund’s performance to be less than expected.

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Management Risk. The Advisor continuously evaluates the Fund’s holdings, purchases and sales with a view to achieving the Fund’s investment objective. However, the achievement of the stated investment objective cannot be guaranteed. The Advisor’s judgments about the markets, the economy, or companies may not anticipate actual market movements, economic conditions or company performance, and these judgments may affect the return on your investment. In fact, no matter how good a job the Advisor does, you could lose money on your investment in the Fund, just as you could with other investments. If the -Advisor is incorrect in its assessment of the income, growth or price realization potential of the Fund’s holdings or incorrect in its assessment of general market or economic conditions, then the value of the Fund’s shares may decline.

Market Risk. Investments in securities, in general, are subject to market risks that may cause their prices to fluctuate over time. The Fund’s investments may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions or changes in interest or currency rates, or particular countries, segments, economic sectors, industries or companies within those markets. The value of securities convertible into equity securities, such as warrants or convertible debt, is also affected by prevailing interest rates, the credit quality of the issuer and any call provision. Fluctuations in the value of securities and financial instruments in which the Fund invests will cause the NAV of the Fund to fluctuate. Historically, the markets have moved in cycles, and the value of the Fund’s securities may fluctuate drastically from day to day. Because of its link to the markets, an investment in the Fund may be more suitable for long-term investors who can bear the risk of short-term principal fluctuations, which at times may be significant.

Mid-Capitalization Risk. Stock prices of mid-cap companies may be based in substantial part on future expectations rather than current achievements and may move sharply, especially during market upturns and downturns. Mid-cap companies themselves may be more vulnerable to adverse business or economic events than larger, more established companies. During a period when the performance of mid-cap stocks falls behind that of other types of investments, such as large-cap stocks or the equity market as whole, the Fund’s performance could be reduced.

Small-Capitalization Risk. Security prices of small-cap companies may be more volatile than those of larger companies. Security prices of small-cap companies are generally more vulnerable than those of large-cap companies to adverse business and economic developments. The securities of small-cap companies may be thinly traded, making it difficult for the Fund to buy and sell them. In addition, small-cap companies are typically less stable financially than larger, more established companies and may depend on a small number of essential personnel, making them more vulnerable to loss of personnel. Small-cap companies also normally have less diverse product lines than larger cap companies and are more susceptible to adverse developments concerning their products. These risks are even greater for micro-cap companies. Micro-cap companies are followed by relatively few securities analysts and there tends to be less information about them. Their securities generally have limited trading volumes and are subject to even more abrupt, erratic price movements. Micro-cap companies are even more vulnerable to adverse business and market developments.

Trading Risk. Shares of the Fund may trade above or below their NAV. The NAV of shares will fluctuate with changes in the market value of the Fund’s holdings. The trading prices of shares will fluctuate in accordance with changes in NAV, as well as market supply and demand. When the market price of the Fund’s shares deviates significantly from NAV, you may pay significantly more or receive significantly less than the underlying value of the Fund’s shares. However, given that shares can be created and redeemed only in Creation Units at NAV, the Advisor does not believe that large discounts or premiums to NAV will exist for extended periods of time. Although the Fund’s shares are currently listed on the Exchange, there can be no assurance that an active trading market for shares will develop or be maintained. In addition, trading in shares of the Fund may be halted because of market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable.

Value Investing Risk. Because the Fund may utilize a value style of investing, the Fund could suffer losses or produce poor results relative to other funds, even in a rising market, if the Advisor’s assessment of a company’s value or prospects for exceeding earnings expectations or market conditions is wrong.

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APPENDIX B

[CONFIDENTIAL TREATMENT REQUESTED]